Exhibit 99.6

SHAREHOLDERS COMMITMENT AGREEMENT dated as of January 17, 2017 (this “Agreement”), among BIOGEN SWISS MANUFACTURING GMBH, organized and existing under the Laws of Switzerland and having its principal place of business at Landys & Gyr Strasse 3, 6300 Zug, Switzerland (“U.S. Licensee”), BIOGEN INTERNATIONAL HOLDING LTD, organized and existing under the Laws of Bermuda, having its registered office at 22 Victoria Court, Hamilton, Bermuda (“Designated Countries Licensee” and together with U.S. Licensee, “Licensee”), and each of THE PARTIES LISTED ON SCHEDULE A ATTACHED HERETO (each, a “Shareholder” and, collectively, the “Shareholders”).

WHEREAS Licensee, and Forward Pharma A/S, a limited liability company incorporated under the laws of Denmark (the “Company”), and the Additional Parties have contemporaneously with the execution of this Agreement entered into a letter agreement dated as of the date hereof (as the same may be amended or supplemented, the “Biogen Letter Agreement”) pursuant to which Licensee, the Company and the Additional Parties executed and delivered countersignatures to the Settlement and License Agreement attached as an exhibit thereto (the “License Agreement”) to be held in escrow pending the satisfaction of the conditions set forth therein; capitalized terms used but not defined herein shall have the meanings set forth in the Biogen Letter Agreement and the License Agreement;

WHEREAS the Company and Aditech Pharma AG (“Aditech”), a limited liability company incorporated under the laws of Switzerland, have contemporaneously with the execution of this Agreement entered into a letter agreement dated as of the date hereof (as the same may be amended or supplemented, the “Aditech Letter Agreement” and together with the Biogen Letter Agreement, the “Letter Agreements”) pursuant to which the Company and Aditech executed and delivered countersignatures to the Aditech Addendum to be held in escrow pending the satisfaction of the conditions set forth therein;

WHEREAS each Shareholder is the record and beneficial owner of the number of Licensor Ordinary Shares set forth opposite such Shareholder’s name on Schedule A (such shares, the “Original Shares”, and together with any New Shares (as defined below), the “Subject Shares”); and

WHEREAS, as a condition to their willingness to enter into the Biogen Letter Agreement and the License Agreement, Licensee has requested that the Shareholders enter into this Agreement and execute and deliver a Postal Vote (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein and in the Biogen Letter Agreement and the License Agreement, each party hereto agrees as follows:

SECTION 1.  Representations and Warranties of Each Shareholder.  Each Shareholder, severally and not jointly, hereby represents and warrants to Licensee as follows:

(a)  Organization; Authority; Execution and Delivery; Enforceability.  (i) Such Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) the execution and delivery of this Agreement and the applicable Postal

Vote by such Shareholder, the consummation by such Shareholder of the transactions contemplated by this Agreement and the compliance by such Shareholder with the provisions of this Agreement have been duly authorized by all necessary action on the part of such Shareholder and its governing body, members, stockholders and trustees, as applicable, and (iii) no other proceedings on the part of such Shareholder (or such Shareholder’s governing body, members, stockholders or trustees, as applicable) are necessary to authorize this Agreement or the applicable Postal Vote, to consummate the transactions contemplated by this Agreement or to comply with the provisions of this Agreement.  Such Shareholder has all necessary corporate, company, partnership or other power and authority to execute and deliver this Agreement and the applicable Postal Vote (and each Person executing this Agreement and such Postal Vote, as applicable, on behalf of such Shareholder that is not a natural Person has full power, authority and capacity to execute and deliver this Agreement or such Postal Vote, as applicable, on behalf of such Shareholder and to thereby bind such Shareholder), to consummate the transactions contemplated by this Agreement and to comply with the provisions of this Agreement.  This Agreement and the applicable Postal Vote have each been duly executed and delivered by such Shareholder and each constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting enforcement of creditors’ rights or by general equitable principles.

(b)  No Conflicts; Consents.  The execution, delivery and performance of this Agreement and the applicable Postal Vote and the consummation of the transactions contemplated hereby will not (i) conflict with, or result in a breach or violation of any terms or provisions of, or constitute a default under any Contract to or by which such Shareholder is a party or bound or to or by which any of such Shareholder’s Subject Shares is bound or subject, (ii) conflict with, or result in a breach or violation of any provision of the organizational documents of such Shareholder, or (iii) violate any Law or Order applicable to such Shareholder or any of its properties (including the Subject Shares) except, in the case of clauses (i) and (iii) of this paragraph, as would not reasonably be expected to impair in any material respect the ability of such Shareholder to perform its obligations under this Agreement or prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by this Agreement; and no filing with or consent, approval, authorization, Order, registration or qualification of or with any Governmental Entity or other Person (“Consent”) is required by or with respect to such Shareholder in connection with the execution and delivery of this Agreement and the applicable Postal Vote by such Shareholder, the consummation by such Shareholder of the transactions contemplated by this Agreement or the compliance by such Shareholder with the provisions of this Agreement.

(c)  Ownership.   Such Shareholder is the record and beneficial owner of the number of Original Shares set forth opposite such Shareholder’s name on Schedule A, and such Shareholder’s Original Shares constitute all of the Licensor Ordinary Shares held of record, beneficially owned or for which voting power or disposition power is held by such Shareholder.  Such Shareholder has good and marketable title, free and clear of any Liens, to those Original Shares of which such Shareholder is the record owner.  Such Shareholder does not own, of record or beneficially, (i) any shares of capital stock of the Company other than the Original Shares or (ii) any option, warrant, call or other right to acquire or receive capital stock or other equity or voting interests in the Company.  Such Shareholder has the sole right to vote and Transfer such Shareholder’s Original Shares, and none of such Shareholder’s Original Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting or the Transfer of such Shareholder’s Original Shares, except as set forth in Section 3 of this Agreement or as would not impair in any respect the ability of such Shareholder to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby.

(d)  Information.  None of the information relating to such Shareholder provided by or on behalf of such Shareholder for inclusion in the Shareholder Meeting Materials or in any filing required to be made with the SEC by the Company or Licensee, at the respective times such documents are filed with the SEC and at the respective times such documents are first published, sent or given to the Company’s shareholders, at the time of any amendment or supplement of any such document or at the time of the Licensor Shareholders’ Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 2.  Representations and Warranties of Licensee.  Licensee hereby represents and warrants to each Shareholder as follows:  Licensee has the requisite corporate power and authority to execute and deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by Licensee and constitutes a legal, valid and binding agreement of Licensee, enforceable in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting enforcement of creditors’ rights or by general equitable principles. The execution, delivery and performance by Licensee of this Agreement and the consummation of the transactions contemplated hereby will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under any Contract to which Licensee is a party or by which Licensee is bound or to which any of the property or assets of Licensee is subject, (ii) violate any provision of the organizational documents of Licensee or (iii) violate any Law or Order applicable to Licensee or any of its properties, except, in the case of clauses (i) and (iii), as would not reasonably be expected to impair in any material respect the ability of Licensee to perform its obligations under this Agreement or prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated hereby; and no filing with or Consent, approval, authorization, Order, registration or qualification of or with any Governmental Entity, is required for the execution, delivery and performance by Licensor of its obligations under this Agreement, except for the filing of a notification and report under the HSR Act and where the failure to obtain or make any such filing, Consent, approval, authorization, Order, registration or qualification would not reasonably be expected to impair in any material respect the ability of Licensee to perform its obligations under this Agreement or prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated hereby.

SECTION 3.  Covenants of Each Shareholder.  Each Shareholder, severally and not jointly, covenants and agrees as follows:

(a)  At any meeting of the shareholders of the Company called to vote upon the approval of the License Agreement, the Transactions, the Aditech Addendum or the transactions contemplated by the Aditech Addendum, or at any postponement or adjournment thereof, or in any other circumstances upon which a vote, consent, adoption or other approval (including by written consent solicitation) with respect to the approval of the License Agreement, the Transactions, the Aditech Addendum or the transactions contemplated by the Aditech Addendum is sought, such Shareholder shall (i) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted) all of such Shareholder’s Subject Shares in favor of, and shall consent to (or cause to be consented to), the approval of the License Agreement, the Transactions, the Aditech Addendum and  the transactions contemplated by the Aditech Addendum. Each Shareholder and Licensee acknowledge and agree that the obligations of such Shareholder under this Section 3(a) shall be deemed satisfied by the execution and delivery of the Postal Vote pursuant to Section 4 of this Agreement and the voting of such Shareholder’s Subject Shares pursuant to such Postal Vote.

(b)  Until the Effective Date, such Shareholder shall not, and shall not commit or agree to, (i) sell, transfer, pledge, exchange, assign, tender or otherwise dispose of (including by gift, merger or otherwise by operation of law) (collectively, “Transfer”), or consent to or permit any Transfer of, any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of the Company, or enter into any Contract, option, call or other arrangement with respect to the Transfer (including any profit-sharing or other derivative arrangement) of any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of the Company, to any Person other than pursuant to this Agreement or the License Agreement, unless prior to any such Transfer the transferee of such Shareholder’s Subject Shares is a party to this Agreement, enters into an agreement with Licensee on terms substantially identical to the terms of this Agreement and otherwise satisfactory to Licensee or agrees to become a party to this Agreement pursuant to a joinder agreement satisfactory to Licensee, or (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any Subject Shares or rights to acquire any securities or equity interests of the Company, other than this Agreement. The Company’s share register shall, from and after the date hereof, bear a notation that such Subject Shares are subject to the provisions and restrictions of this Agreement and not permit any transfer of such Subject Shares in violation of the provisions and restrictions of this Agreement, including this Section 3(b), and such Shareholder shall use  its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to cause the share register to bear such a notation. A copy of the share register is attached hereto as Exhibit B.

(c)  (i)  Such Shareholder shall use  its commercially reasonable efforts to take, or cause to be taken, (x) all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, and, (y) in the case of Nordic Biotech

K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S, and NB FP Investment II K/S (collectively, “Nordic Biotech”) only, until the Effective Date, to cause the Company to comply with its obligations under the Letter Agreements, the Aditech Addendum and the License Agreement; provided, that, with respect to the License Agreement, Nordic Biotech shall also use its commercially reasonable efforts to cause the Company to comply with the covenants, agreements, undertakings and other obligations set forth in Sections 2.01(b)(iii), 2.02, 2.03, 2.07, 2.08. 2.09, 2.10, 5.03(a) of the License Agreement, as if such covenants, agreements, undertakings and other obligations were in full force and effect as of the date of this Agreement.  Such Shareholder shall not commit or agree to take any action inconsistent with the transactions contemplated by, or the terms of, this Agreement, the Letter Agreements, the Aditech Addendum or the License Agreement.  Such Shareholder hereby consents to and approves the actions taken by the disinterested members of the Board of Directors of the Company in declaring advisable the License Agreement, the Transactions, the Aditech Addendum and the transactions contemplated by the Aditech Addendum.  Such Shareholder hereby waives any rights to dissent from the Transactions or the transactions contemplated by the Aditech Addendum that such Shareholder may have.

(ii)  Such Shareholder shall not, and such Shareholder shall not permit any of its Subsidiaries to, or authorize or permit any Affiliate, director, officer, trustee, employee or partner of such Shareholder or any of its Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of such Shareholder or any of its Subsidiaries to, directly or indirectly, issue any press release or make any other public statement with respect to the Letter Agreements, the License Agreement, the Aditech Addendum, this Agreement, the Transactions or any of the other transactions contemplated by the License Agreement , the Aditech Addendum or by this Agreement without the prior written consent of Licensee, except as may be required by applicable Law or court process.

(d)  Such Shareholder hereby agrees that, in the event (i) of any stock or extraordinary dividend or other distribution, stock split, reverse stock split, recapitalization, reclassification, reorganization, combination or other like change, of or affecting the Subject Shares or (ii) that such Shareholder purchases or otherwise acquires beneficial ownership of or an interest in, or acquires the right to vote or share in the voting of, any shares of capital stock of the Company, in each case after the execution of this Agreement (including by conversion, operation of law or otherwise) (collectively, the “New Shares”), such Shareholder shall deliver promptly to Licensee written notice of its acquisition or receipt of New Shares which notice shall state the number of New Shares so acquired or received.  Such Shareholder agrees that any New Shares acquired or received by such Shareholder pursuant to clause (i) or (ii) of this paragraph shall be subject to the terms of this Agreement and shall be deemed to be Subject Shares, including all covenants, agreements, obligations, representations and warranties set forth herein, and shall constitute Subject Shares to the same extent as if those New Shares were owned by such Shareholder on the date of this Agreement.  Such Shareholder agrees that this Agreement and the obligations hereunder shall be binding upon any Person to which record or beneficial ownership of such Shareholder’s Subject Shares shall pass, whether by operation of Law or otherwise, including such Shareholder’s administrators or successors, and such Shareholder further agrees to take all actions necessary to effectuate the foregoing.

SECTION 4.  Delivery of Postal Vote. In furtherance of its obligations under this Agreement, each Shareholder has delivered to Licensee a duly authorized and executed postal vote in the form attached hereto as Exhibit A voting all of such Shareholder’s Subject Shares in favor of the approval of the License Agreement, the Transactions, the Aditech Addendum and the transactions contemplated by the Aditech Addendum (a “Postal Vote”). Each Shareholder and Licensee acknowledge and agree that Licensee shall hold the applicable Postal Vote in escrow pending the Company’s issuance of a Notice of Meeting with respect to the Licensor Shareholders’ Meeting, and upon the Company’s issuance of such Notice of Meeting, Licensee shall deliver such Postal Vote to the Company pursuant to Article 7.5 of the Licensor Articles. Each Shareholder acknowledges and agrees that the applicable Postal Vote is irrevocable and that it shall not take any action that could reasonably be expected to prevent, impede, interfere with, hinder or delay Licensee’s delivery of such Postal Vote to the Company pursuant to Article 7.5 of the Licensor Articles.

SECTION 5.  Further Assurances.  Each Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Licensee may reasonably request for the purpose of effectuating the matters covered by this Agreement.

SECTION 6.  Assignment.  Licensee may assign, in whole or in part, in its sole discretion and without the consent of the Shareholders, this Agreement and any or all of its rights, interests and obligations hereunder to any other Person, but no such assignment shall relieve Licensee of its obligations under this Agreement if such assignee does not perform such obligations. Except as contemplated by Section 3(b), Shareholder may not assign this Agreement or any of its rights, interests or obligations hereunder, in whole or in part, by operation of Law or otherwise to any other Person without the prior written consent of Licensee. Subject to the first two sentences of this Section 6, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns.

SECTION 7.  Termination.  This Agreement shall terminate automatically, without any further action by any Person, upon the Effective Date; provided that if the Biogen Letter Agreement is terminated pursuant to and in accordance with its terms prior to the Effective Date then this Agreement shall terminate automatically, without any further action by any Person, upon termination of the Biogen Letter Agreement.

SECTION 8.  Effect of Termination. In the event of termination of this Agreement pursuant to and in accordance with Section 7 of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Shareholders or Licensee except that (i) Section 9 and this Section 8 of this Agreement shall survive any such termination of this Agreement and (ii) nothing contained herein (including any termination of this Agreement) shall relieve any Party from liability arising out of or related to any breach of this Agreement (including any breach of any representation or warranty in this Agreement) occurring prior to the termination of this Agreement.

SECTION 9.  General Provisions.  (a)  Amendments.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(b)  Notices.  All notices, requests, claims demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to Licensee in accordance with Section 8.03 of the License Agreement and to the Shareholders at their respective addresses set forth on Schedule A (or at such other address for a party as shall be specified by notice given in accordance with this Section 9(b)).

(c)  Interpretation.   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” shall refer to the date of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.    Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

(d)  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

(e)  Entire Agreement; No Third-Party Beneficiaries; No Other Representations or Warranties.

(i)  This Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) is not intended to confer upon any Person other than the parties hereto and their respective successors and assigns any rights (legal, equitable or otherwise) or remedies, whether as third party beneficiaries or otherwise.

(ii)  Except for the representations and warranties contained in Section 1, or in any certificate delivered to Licensee in connection with the transactions contemplated hereby, Licensee acknowledges that neither the applicable Shareholder nor any Person on behalf of the applicable Shareholder makes any other express or implied representation or warranty with respect to such Shareholder or any of its Affiliates or with respect to any other information made available to Licensee in connection with the transactions contemplated hereby.

(iii)  Except for the representations and warranties contained in Section 2, each Shareholder acknowledges that none of Licensee or any other Person on behalf of Licensee makes any other express or implied representation or warranty with respect to Licensee or with respect to any other information made available to Licensor in connection with the transactions contemplated hereby

(f)  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the Kingdom of Denmark, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

(g)  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

(h)  Jurisdiction; Venue. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Danish Maritime and Commercial Court in Copenhagen in the first instance, for the purposes of any Litigation arising out of this Agreement or any transaction contemplated hereby (and each agrees that no such Litigation relating to this Agreement shall be brought by it or any of its Affiliates except in such court).  Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by registered mail to such Person’s respective address pursuant to Section 9(b) shall be effective service of process for any Litigation in Denmark with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.  Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any Litigation arising out of this Agreement or the transactions contemplated hereby in the Danish Maritime and Commercial Court in Copenhagen in the first instance, or that any such Litigation brought in any such court has been brought in an inconvenient forum.

(i)  Specific Enforcement; Damages.

(i)  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in the court referred to in Section 9(h), without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without such right, none of the parties would have entered into this Agreement.

(ii)  The parties further acknowledge and agree that nothing in this Agreement or the License Agreement shall prohibit Licensee from seeking any other remedy to which it is entitled in law or in equity.

(j)  Expenses.  All fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the party incurring such fees, costs and expenses.

[Signature page follows]

IN WITNESS WHEREOF, Licensee has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date first written above.

BIOGEN SWISS MANUFACTURING GMBH,

by

Name:
Title:

BIOGEN INTERNATIONAL HOLDING LTD,

by

Name:
Title:

EXECUTION VERSION

SHAREHOLDERS:

NORDIC BIOTECH K/S,

by Nordic Biotech General Partner ApS

Name: Florian Schönharting
Title: CEO

NORDIC BIOTECH OPPORTUNITY FUND K/S,

By Nordic Biotech General Partner ApS

Name: Florian Schönharting
Title: CEO

NB FP INVESTMENT K/S,

By NB FP Investment General Partner ApS

Name: Florian Schönharting
Title: CEO

NB FP INVESTMENT II K/S,

By NB FP Investment General Partner ApS

Name: Florian Schönharting
Title: CEO

ROSETTA CAPITAL I, LP,

By Rosetta Capital Limited acting as manager

Name:	Torsten Goesch
Title:	Director

BVF FORWARD PHARMA L.P.,
By BVF Partners L.P., General Partner

By BVF Inc., General Partner

Name:	Mark Lampert
Title:	President

Exhibit A

POSTAL VOTE

for

Extraordinary General Meeting

in

Forward Pharma A/S

(CVR-no. 28865880)

(the “Company”)

to be held

Wednesday February 1, 2017 at 2:00 p.m. (CET)

In the table below, the following shareholder in Forward Pharma A/S (the “Shareholder”):

Name of Shareholder (please use capital letters):

Registration no. of Shareholder:

has indicated how the Shareholder wishes to vote at the Extraordinary General Meeting.

Please note that votes by post cannot be withdrawn.

Items on the agenda for the Extraordinary General Meeting on Wednesday February 1, 2017	FOR	AGAINST	ABSTAIN	Board recommendation

1. Proposal to approve (i) the Company’s entry into a Settlement and License Agreement with Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and the other parties thereto (the “License Agreement”) and the consummation of the transactions contemplated thereby, and (ii) the Company’s entry into an addendum (the “Addendum”) to the Patent Transfer Agreement, dated May, 4. 2010, between the Company and Aditech Pharma AG and the consummation of the transactions contemplated thereby

	X			FOR

2. Proposal to authorize the non-disqualified members of the Board of Directors of the Company (the “Board”) to negotiate and execute an indemnification agreement between the Company on the one hand and certain companies affiliated with Florian Schönharting that are party to the License Agreement and Florian Schönharting, in his individual capacity, on the other hand (the “Indemnification Agreement”)

	X			FOR

3. Proposal to authorize each of Karen Smith, Jan van de Winkel and Grant Lawrence to sign the License Agreement and the Addendum on behalf of the Company	X	FOR

On behalf of the Shareholder:

Name:	Name:
Date:	Date:
Place:	Place:

Exhibit B

SHARE REGISTER OF THE COMPANY

Schedule A

Licensor Ordinary Shares

Name and Address of Shareholder	Number of Subject Shares Owned of Record and Beneficially

Nordic Biotech K/S Østergade 24 A, 1 1100 Copenhagen K Denmark	12,125,340

Nordic Biotech Opportunity Fund K/S Østergade 24 A, 1 1100 Copenhagen K Denmark	10,588,990

NB FP Investment K/S Østergade 24 A, 1. 1100 Copenhagen K Denmark	2,507,360

NB FP Investment II K/S Østergade 24 A, 1. 1100 Copenhagen K Denmark	602,260

Rosetta Capital I, LP c/o Corporation Service Company 2711 Centerville Road Suite 400 Wilmington County of New Castle Delaware, USA	8,788,200

BVF Forward Pharma L.P. 900 North Michigan Avenue Suite 1100 Chicago Illinois 60611, USA	566,300